

OFFERING MEMORANDUM

facilitated by



Unlocal Beer Company, LLC

Form C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A)   BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Unlocal Beer Company, LLC
State of Organization	Wisconsin
Date of Formation	6/27/19
Entity Type	Limited Liability Company
Street Address	3247 N Bartlett Ave, Apt 1, Milwaukee, Wisconsin, 53211
Website Address	https://www.unlocalbeerco.com/

(B)   DIRECTORS AND OFFICERS OF THE COMPANY

Key Person 1		Andrew Jerry	
Positions with the Company			
	Title	Founder	
	Duration	2019 - Present	
Business experience (last three years)		Audio Technician, Contract Engineer	
Principal occupation (last three years)		Audio System Tech at Clearwing Productions	
Has this person been employed by anyone else in the last three years?		Yes	
Other employer information (if any)		Director of Live Audio	Livewire Entertainment

(C)   EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Andrew Jerry

(D)   The Company's Business and Business Plan

BUSINESS MODEL
Unlocal Beer Co. functions unlike other taprooms. Rather than brewing our own beer, Unlocal acts as a medium for providing Milwaukee residents with craft beer otherwise unavailable in Wisconsin. How is this possible? Bars and beer stores have to get their beer from a distributor, right? Under Wisconsin law, smaller craft breweries outside the state can sell directly to retailers in the state, like Unlocal Beer Co. This isn't done very often but it is possible, and it is the basis of what we do. Our supply chain works differently from any other taproom in the country, which is easily displayed in the variety of products we will be offering.

THE MARKET
Milwaukee is the largest city in Wisconsin, the 5th largest city in the Midwest, and has possibly the most dedicated craft beer community in the region. Milwaukee has been a big beer town for decades: MillerCoors, Pabst, Leinenkugels, and over 2 dozen craft breweries are based here. The Milwaukee baseball team is even named the Brewers! Bringing in new products frequently will surely be a big hit in this town with locals and visiting tourists.

Unlocal Beer Company is bringing an exclusive experience to craft beer consumption in Milwaukee. Milwaukee is full of great breweries, big and small, and a lot of bars are introducing guest taps from craft breweries local to Wisconsin and a few from afar.

All of the beer that we sell is new to Milwaukee, coming from small breweries around the country. Unlocal Beer Company will be the first taproom in Milwaukee to serve craft beer only from smaller breweries outside Wisconsin, and all of the products aren't sold anywhere else in Wisconsin.

OBJECTIVES
● Unlocal Beer Company is opening its first taproom in Milwaukee on May 2020 located at 725 South 1st Street. Our goal is to raise enough funding to renovate the taproom and order initial inventory.

● There are hundreds of breweries that we want to stock in our store, and we can't wait to get started. Our selection process guarantees there will always be a new beer for you to fall in love with.

● Small microbreweries across America are pushing the limits of craft beer. New styles and mashups of old styles are becoming more popular, as seen in Milwaukee's local craft scene. We pursue the uncompromising, the unawakened, the Unlocal.

(E)   Number of Employees

The Company currently has 1 employee.

(F)   Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G)   TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$50,000
Offering Deadline	January 22nd, 2019

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H)   COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$250,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I)   HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Walk-in Cooler	$20,000	$20,000
Draft System	$6,800	$6,800
Glassware & Washer	$5,800	$5,800
POS System	$1,400	$1,400
Other Equipment & Supplies	$13,000	$16,000
Renovations/Construction	$0	$185,000
Compensation to MainVest	$3,000	$15,000
TOTAL	$50,000	$250,000

(J)   THE INVESTMENT PROCESS

To Invest

MAINVEST

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the *Invest* button
- Follow the instructions

To Cancel Your Investment
Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K)   MATERIAL CHANGES

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation
A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L)   PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M)   TERMS OF THE SECURITIES

Overview
The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Initial Cap	1.6 x
Initial Revenue Sharing Percentage*	2.0 - 10.0%***
EARN-Out Percentage**	0.5 - 2.5***
Payment Frequency	Quarterly
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Payment Deadline	12 / 31 / 2027
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.51 %

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale between the stated rates and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Initial Revenue Sharing Percentage***	EARN-Out Percentage***
$50,000	2.00%	0.50%
$100,000	4.00%	1.00%
$150,000	6.00%	1.50%
$216,700	8.70%	2.20%
$250,000	10.00%	2.50%

Your Right to Payments under the Note
Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

MAINVEST

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has outstanding the following securities:

Name of Security	Limited Liability
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How These Securities Differ from the Promissory Notes Offered to Investors	N/A

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	Percentage of Voting Rights
Andrew Jerry	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued
The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N)   THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O)   COMPENSATION OF THE FUNDING PORTAL

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P)   INDEBTEDNESS OF THE COMPANY

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q)   OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R)   TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S)   THE COMPANY'S FINANCIAL CONDITION

Unlocal Beer Company currently has $55,000 in assets from investments from close friends and family. The company is looking for investors who see the potential of the new spin on the traditional taproom model. Any funds not raised through investors by regulatory crowdfunding will be covered by an SBA

loan through a local Milwaukee community bank. Revenue percentages for Mainvest loans have been modeled to allow for a debt coverage that the company will be able to sustain in this scenario.

(T)   THE COMPANY'S FINANCIAL STATEMENTS

Please see Appendix B for historical financial statements.

Pro Forma Income Statement
In order to illustrate its future earning potential, the Company has provided a summary of its 2-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

Unlocal Beer Co. Pro Forma Profit & Loss	FY 20	FY 21	FY 22	FY 23	FY 24
Revenues	$ 617,422.53	$ 684,219.48	$ 718,430.45	$ 746,461.36	$ 777,931.63
Cost of Goods Sold	$ 210,230.93	$ 219,520.39	$ 230,496.41	$ 239,909.29	$ 249,789.59
Gross Profit	**$ 407,191.60**	**$ 464,699.09**	**$ 487,934.05**	**$ 506,552.07**	**$ 528,142.04**
Expenses					
Rent & Utilities	$ 85,240.00	$ 85,697.20	$ 86,168.12	$ 86,653.16	$ 87,152.75
Salaries & Wages	$ 154,291.24	$ 158,837.24	$ 163,837.84	$ 169,338.50	$ 175,389.23
Insurance	$ 10,500.00	$ 10,500.00	$ 10,500.00	$ 10,500.00	$ 10,500.00
Legal & Accounting Services	$ 9,520.00	$ 9,520.00	$ 9,520.00	$ 9,520.00	$ 9,520.00
Marketing	$ 15,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00
Maintenance & Other Expenses	$ 14,694.00	$ 14,694.00	$ 14,694.00	$ 14,694.00	$ 14,694.00
Total Operating Expenses	**$ 289,245.24**	**$ 304,248.44**	**$ 309,719.96**	**$ 315,705.66**	**$ 322,255.98**
EBITDA	**$ 117,946.36**	**$ 160,450.65**	**$ 178,214.09**	**$ 190,846.41**	**$ 205,886.06**
Debts Payed	$ 50,400.00	$ 50,400.00	$ 50,400.00	$ 50,400.00	$ 50,400.00
Taxes	$ 21,092.61	$ 35,373.78	$ 42,925.43	$ 49,081.42	$ 54,532.21
Net Income	**$ 46,453.75**	**$ 74,676.88**	**$ 84,888.66**	**$ 91,364.98**	**$ 100,953.85**

(U)   DISQUALIFICATION EVENTS

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

MAINVEST

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(v)   UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(w)   ANNUAL REPORTS FOR THE COMPANY

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(x)   OUR COMPLIANCE WITH REPORTING OBLIGATIONS

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(y)   OTHER INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

N/A

ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

MAINVEST

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V